HandStack PBC
Statements of Cash Flows
(Unaudited)

	Period January 1, 2017 to August 18, 2017	Year Ended December 31, 2016	Period from 8/7/2015 (Inception) to December 31, 2015
Cash flows from operating activities			
Net loss	$ (18,136)	$ (93,296)	$ (26,613)
Adjustments to reconcile net loss to net cash provided by operations:			
Amortization of debt discount	11,111	12,500	
Changes in operating assets and liabilities			
Deferred revenue	(93,750)	125,000	-
Loans receivable		(6,243)	-
Loans to shareholders	(922)	(4,970)	-
Security deposit	-	(3,000)	(1,500)
Net cash used in operating activities	(101,697)	29,991	(28,113)
Cash flows from financing activities			
Long-term debt	22,000	-	20,000
Issuance of common stock	-	-	959
SAFE loan	-	100,000	-
Payments of borrowings	-	(299)	-
Proceeds from borrowings	300	-	7,767
Net cash provided by financing activities	22,300	99,701	28,726
Net cash increase (decrease) for period	(79,397)	129,692	613
Cash at beginning of period	130,305	613	-
Cash at end of period	$ 50,908	$ 130,305	$ 613